SCHEDULE 13G                                            Page 1 of 13
Amendment No. 10
Sealright Co., Inc.
Common Stock
Cusip # 812138 10 5
Filing Fee:  No
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CUSIP No. 812138 10 5
                                                        Page 2 of 13


Item 1:         Reporting Person - G. Kenneth Baum - (Tax ID:  ###-##-####)
Item 4:         United States Citizen
Item 5:         742,615
Item 6:         3,412,500
Item 7:         742,615
Item 8:         3,412,500
Item 9:         4,155,115
Item 11:        37.53%
Item 12:        IN
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CUSIP No. 812138 10 5
                                                        Page 3 of 13


Item 1:         Reporting Person - William D. Thomas - (Tax ID:  ###-##-####)
Item 4:         United States Citizen
Item 5:         300,000
Item 6:         3,512,700
Item 7:         300,000
Item 8:         3,512,700
Item 9:         3,812,700
Item 11:        34.43%
Item 12:        IN
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CUSIP No. 812138 10 5
                                                        Page 4 of 13


Item 1:         Reporting Person - George K. Baum Group, Inc. -
                (Tax ID:  43-1252188)
Item 4:         Missouri Corporation
Item 5:         3,412,500
Item 6:         None
Item 7:         3,412,500
Item 8:         None
Item 9:         3,412,500
Item 11:        30.82%
Item 12:        CO
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CUSIP No. 812138 10 5
                                                        Page 5 of 13


Item 1(a) Name of Issuer:

     The name of the issuer is Sealright Co., Inc., a Delaware corporation.


Item 1(b) Address of Issuer's Principal Executive Offices:

     The address of the Issuer's principal executive offices is 7101 College Boulevard, Suite 1400, Overland Park, Kansas 66210.


Item 2(a) Name of Person Filing:

     The names of the persons filing are G. Kenneth Baum, William D. Thomas and George K. Baum Group, Inc.


Item 2(b) Address of Principal Business Office or, if none, Residence:

     The principal business office address of G. Kenneth Baum, William D. Thomas, and George K. Baum Group, Inc. is 120 West 12th Street, Kansas City, Missouri 64105.


Item 2(c) Citizenship:

     G. Kenneth Baum and William D. Thomas are U.S. citizens residing in the state of Kansas.
     George K. Baum Group, Inc. is a Missouri corporation.


Item 2(d) Title of Class of Securities:

     The title of the class of securities of Sealright Co., Inc. for which this Statement is filed, is Common Stock, par value $.10 per share.


Item 2(e) CUSIP Number:

     The CUSIP number of the securities to which this Statement relates is 812138 10 5.
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                                                        Page 6 of 13


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) (  ) Broker or Dealer registered under Section 15 of
                    the Act
          (b) (  ) Bank as defined in section 3(a)(6) of the Act
          (c) (  ) Insurance Company as defined in section 3(a)(19)
                    of the Act
          (d) (  ) Investment Company registered under section 8 of
                    the Investment Company Act
          (e) (  ) Investment Adviser registered under section 203
                    of the Investment Advisers Act of 1940
          (f) (  ) Employee Benefit Plan, Pension Fund which is
                    subject to the provisions of the Employee
                    Retirement Income Security Act of 1974 or
                    Endowment Fund; see Section 240.13-d-1(b)(1)(ii)(F)
          (g) (  ) Parent Holding Company, in accordance with
                    Section 240.13d-1(b)(ii)(G) (Note: See Item 7)
          (h) (  ) Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)
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                                                        Page 7 of 13


Item 4.   Ownership:

          As of December 31, 1995:

     (a) G. Kenneth Baum beneficially owned 4,155,115 shares (or 37.53%) of the 11,071,991 shares outstanding on December 31, 1995. This number includes:

             742,615            (6.71%) shares   owned directly by him through
                                                 his living trust of which he
                                                 is sole trustee and
                                                 beneficiary.
            3,412,500          (30.82%) shares   owned by George K. Baum
                                                 Group, Inc. of which Mr. Baum
                                                 is an officer, a director and
                                                 the controlling stockholder.

  (b) William D. Thomas beneficially owned 3,812,700 shares (or 34.43%) of the 11,071,991 shares outstanding on December 31, 1995. This number includes:

             300,000            (2.71%) shares   owned directly by him.
             100,000            (0.90%) shares   owned by his wife, Mary Jean
                                                 Thomas.*
                 100            (0.00%) shares   owned by Mary Jean Thomas, his
                                                 wife, as custodian for his
                                                 daughter.*
                 100            (0.00%) shares   owned by Mary Jean Thomas, his
                                                 wife, as custodian for his
                                                 son.*
            3,412,500          (30.82%) shares   owned by George K. Baum Group,
                                                 Inc. of which Mr. Thomas is
                                                 an officer, a director and
                                                 a minority stockholder.

       *William D. Thomas disclaims beneficial interest in the shares owned directly by Mary Jean Thomas and by Mary Jean Thomas as custodian for his son and daughter, but includes them herein.

  (c) George K. Baum Group, Inc. beneficially owned 3,412,500 shares (or 30.82%) of the 11,071,991 shares outstanding on December 31, 1995.
       G. Kenneth Baum and William D. Thomas have shared power to vote or direct the vote on all such shares and the shared power to dispose or to direct the disposition of all such shares.
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                                                        Page 8 of 13


Item 5.   Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).


Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person:

          No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the common stock of the issuer owned by the reporting persons.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
          Holding Company:

          Not Applicable.
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                                                        Page 9 of 13


Item 8.   Identification and Classification of Members of the Group:

          A group is not filing this Schedule.


Item 9.   Notice of Dissolution of Group:

          A Notice of Dissolution is not applicable to the filing of this Schedule.


Item 10.  Certification:

          This Statement is not being filed pursuant to Rule 13d-1(b).
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                                                        Page 10 of 13


                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: January 30, 1996



/s/ G. Kenneth Baum
G. Kenneth Baum


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                                                        Page 11 of 13


                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: January 30, 1996




/s/ William D. Thomas
William D. Thomas
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                                                        Page 12 of 13


                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: January 30, 1996



GEORGE K. BAUM GROUP, INC.



BY: /s/ William D. Thomas
    William D. Thomas
    President
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                                                        Page 13 of 13


                                 EXHIBIT A

                                 AGREEMENT

                  Respecting Joint Filing of Schedule 13G

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G reporting each of the undersigned's ownership of shares of common stock of Sealright Co., Inc. a Delaware corporation, and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.


DATE: January 30, 1996



                           /s/ G. Kenneth Baum
                           G. Kenneth Baum




                           /s/ William D. Thomas
                           William D. Thomas




                           GEORGE K. BAUM GROUP, INC.



                           By: /s/ William D. Thomas
                               William D. Thomas
                               President